UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 0-25148

GLOBAL PAYMENT TECHNOLOGIES, INC.
(Name of Issuer in its charter)
Delaware		11-2974651
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer I.D. No.)

170 Wilbur Place, Bohemia, New York 11716
(Address of principal executive offices and Zip Code)

(631) 563-2500
(Registrant’s telephone number, including area code)

GLOBAL PAYMENT TECHNOLOGIES, INC.

170 Wilbur Place

Bohemia, New York 11716

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about February 28, 2008 to the holders of record at the close of business on January 31, 2008 (the “Record Date”) of common stock, par value $0.01 per share (“Common Stock”), of Global Payment Technologies, Inc., a Delaware corporation (the “Company”), in connection with the change of control and the composition of the Board of Directors of the Company as contemplated by the terms of that certain Securities Purchase Agreement, dated as of January 15, 2008 (the “Purchase Agreement”), by and among the Company, Exfair Pty Ltd, an Australian company (“Exfair”), and Global Payment Technologies Australia Pty. Ltd., an Australian company (“GP Australia”). The transactions contemplated by the Purchase Agreement were consummated in two separate closings – the first closing occurred on January 15, 2008 (the “First Closing”) and the second closing occurred on February 5, 2008 (the “Second Closing”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

VOTING SECURITIES AND CHANGE OF CONTROL

As of the Record Date, there were 6,497,185 shares of Common Stock issued and outstanding. Holders of shares of Common Stock are entitled to one vote per share on all matters for which the stockholders of the Company are entitled to vote.

At the First Closing, the Company issued to GP Australia a one-year secured term note in the principal amount of $440,000 that bears interest at a rate equal to the prime rate plus 3.0% (provided, that the interest rate shall not be less than 9.0%) and is secured by all the assets of the Company pursuant to a Security Agreement. Additionally, the Company entered into a Voting Agreement with Exfair and certain then director-stockholders of the Company, wherein such stockholders agreed to vote in favor of (i) the election of certain persons to the Board of Directors of the Company and (ii) an amendment to Company’s Certificate of Incorporation establishing a class of Preferred Stock (as discussed below).

At the Second Closing, the Company issued (i) a Convertible Note (the “Convertible Note”) in the principal amount of $400,000 to Exfair, such note may be converted into two million shares of Series A Convertible Preferred Stock, par value US$0.01 per share, of the Company (as discussed below); provided, however, that the Convertible Note may be converted into shares of Common Stock at an exercise price of $0.20 per share (subject to certain restrictions and adjustments), and (ii) a four-year Common Stock Purchase Warrant (the “Warrant”) to purchase 5,784,849 shares of Common Stock of the Company at an exercise price of $0.28 per share. On a fully diluted basis, the Convertible Note and Warrant equals 54.51% of the outstanding shares of Common Stock.

The Company has agreed to seek the approval of the stockholders of the Company to amend its Certificate of Incorporation to authorize a class of Preferred Stock. Upon the approval of such amendment and the filing thereof with the Secretary of State of the State of Delaware, the Convertible Note will automatically be converted into 2,000,000 shares of Series A Convertible Preferred Stock, par value US$0.01 per share (the “Preferred Stock”), with such rights and preferences as set forth in a Certificate of Designation, including that, during the first 18 months after the designation of the Preferred Stock, each share of Preferred Stock has five times the number of votes of each share of Common Stock. During the first 18 months after the designation of the Preferred Stock, as long as there are outstanding shares of Preferred Stock, the holders of Preferred Stock shall be entitled to designate three members of the five members of the Company’s Board of Directors.

At the Second Closing, all Company directors except Richard Gerzof resigned and Andre Soussa was appointed a director, to serve as a director with Mr. Gerzof. In addition, pursuant to the Purchase Agreement, 11 days after filing and mailing this Information Statement to the stockholders of the Company as of the Record Date (the “SC 14f-1 Compliance Date”), David Crompton, Steven H. Crisp and Robert W. Nader (collectively, the “Director Designees”) will each become a director of the Company. In addition, the Company entered into an Employment Agreement with Mr. Soussa, pursuant to which he is employed as the Company’s Chief Executive Officer for a two-year term at an annual base salary of $300,000. Mr. Soussa was also awarded options to purchase 500,000 shares of the Company’s Common Stock in accordance with the Company’s stock option plan. At the Second Closing, William McMahon resigned as a director of the Company and as its Chief Executive Officer. William McMahon remains at the Company as its President, Chief Financial Officer and Secretary and entered into a new Employment Agreement with the Company for a two-year term with an annual base salary of $200,000. Mr. McMahon was also awarded options to purchase 250,000 shares of the Company’s Common Stock in accordance with the Company’s stock option plan.

The execution of the Agreement together with the consummation of the transactions thereunder resulted in a change of control of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the proposed beneficial ownership of the Company’s Common Stock immediately before and after the Second Closing by:

•	each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities prior to or immediately after the Second Closing;
•	each director and each person that became or will become a director following the Second Closing or the SC 14f-1 Compliance Date, as the case may be;
•	each of the current named executive officers of the Company listed in the table under the caption “Summary Compensation Table” beginning on page 13 of this Information Statement;
•	all directors and executive officers as a group before the Second Closing; and
•	all directors and executive officers as a group following the Second Closing (including the Director Designees taking office after the SC 14f-1 Compliance Date).

Unless otherwise indicated, each person or group has sole voting and investment power with respect to such shares. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares which such person or group has the right to acquire within 60 days. For purposes of computing the percent of outstanding shares held by each person or group named above as of a given date, any shares which such person or group has the right to so acquire are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person or group.

	Immediately Before the Second Closing(1)		Immediately After the Second Closing(1)
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock	Amount and Nature of Beneficial Ownership	Percent of Common Stock

Doucet Capital LLC	350,983(2)	5.40%	350,983(2)	5.40%
2204 Lakeshore Drive, Suite 218
Birmingham, AL 35209

Laurus Master Fund Ltd.	585,700(3)	8.65%	585,700(3)	8.65%
335 Madison Avenue, 10th Floor
New York, New York 10017

Exfair Pty Ltd	0	*	7,784,849(4)	54.51%
13-15 Lyon Park Road
Macquarie Park, NWS, Australia

Richard E. Gerzof	748,100(5)	10.89%	748,100(5)	10.89%
873 Remsens Lane
Upper Brookville, NY 11771

William H. Wood	295,152(6)	4.53%	295,152(6)	4.53%
c/o Global Payment Technologies, Inc.
170 Wilbur Place
Bohemia, New York 11716

William L. McMahon	83,333(7)	1.27%	83,333(7)	1.27%
c/o Global Payment Technologies, Inc.
170 Wilbur Place
Bohemia, New York 11716

Matthew Dollinger	40,000(8)	*	40,000(8)	*
c/o Global Payment Technologies, Inc.
170 Wilbur Place
Bohemia, New York 11716

	Immediately Before the Second Closing(1)		Immediately After the Second Closing(1)
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock	Amount and Nature of Beneficial Ownership	Percent of Common Stock

Elliot H. Goldberg	111,000(9)	1.68%	111,000(9)	1.68%
c/o Global Payment Technologies, Inc.
170 Wilbur Place
Bohemia, New York 11716

Andre Soussa	1,000	*	7,785,849(10)	54.52%
c/o Global Payment Technologies Australia Pty. Ltd.
Level 1, 13 - 15 Lyon Park Rd
North Ryde NSW 2113 Australia

David Crompton	0	*	0	*
c/o Global Payment Technologies Australia Pty. Ltd.
Level 1, 13 - 15 Lyon Park Rd	0	*	0	*
North Ryde NSW 2113 Australia

Steven H. Crisp	0	*	0	*
c/o Global Payment Technologies Australia Pty. Ltd.
Level 1, 13 - 15 Lyon Park Rd
North Ryde NSW 2113 Australia

Robert W. Nader	0	*	0	*
c/o Global Payment Technologies, Inc.
170 Wilbur Place
Bohemia, New York 11716

Directors and Officers
as a Group	1,277,585(11)	17.95%	8,617,282(12)	58.47%

*	Less than 1%

(1)	Based on 6,497,185 shares of Common Stock outstanding.

(2)

The information as to beneficial ownership of Doucet Capital, LLC (“Doucet”) is based solely on the Schedule 13D filed by Doucet on July 12, 2007 stating it had shared voting and disposition power over 350,983 shares of Common Stock as of July 11, 2007.

(3)	Includes 275,000 shares issuable upon exercise of currently exercisable common stock purchase warrants.

(4)

Consists of (i) 5,784,849 shares of Common Stock issuable upon exercise of the currently exercisable Warrant at an exercise price of $0.28 per share and (ii) 2,000,000 shares of Common Stock issuable upon exercise of currently exercisable Convertible Note. The Warrant and Convertible Note were issued to Exfair at the Second Closing.

(5)	Includes 372,500 shares issuable upon exercise of currently exercisable options with exercise prices between $0.20 and $6.86 per share.

(6)	Includes 14,000 shares issuable upon exercise of currently exercisable options with exercise prices between $0.20 and $6.86 per share.

(7)	Consists of 83,333 shares issuable upon exercise of currently exercisable options with an exercise price of $1.90 per share.

(8)	Consists of 40,000 shares issuable upon exercise prices between $0.20 and $2.18 per share.

(9	Consists of 111,000 shares issuable upon exercise of currently exercisable options with exercise prices between $0.20 and $2.74 per share.

(10)

Includes (i) 5,784,849 shares of Common Stock issuable upon exercise of the currently exercisable Warrant at an exercise price of $0.28 per share and (ii) 2,000,000 shares of Common Stock issuable upon exercise of the currently exercisable Convertible Note. The Warrant and Convertible Note were issued to Exfair at the Second Closing. Exfair is an entity controlled by Mr. Soussa.

(11)	Includes 372,500, 14,000, 83,333, 40,000 and 111,000 shares issuable upon exercise of currently exercisable options held by Messrs. Gerzof, Wood, McMahon, Dollinger and Goldberg, respectively.

(12)

Includes 372,500 and 83,333 shares issuable upon exercise of currently exercisable options held by Messrs. Gerzof and McMahon, respectively, plus 7,784,849 shares of Common Stock underlying the Warrant and the Convertible Note issued to Exfair at the Second Closing.

CHANGES TO THE BOARD OF DIRECTORS

At the Second Closing, (1) William H. Wood, a director, (2) Matthew Dollinger, a director, (3) William L. McMahon, a director, and (4) Elliot Goldberg, a director, resigned from the Board of Directors. One of the current members of the Board of Directors of the Company, Richard E. Gerzof, remained director after the Second Closing and Andre Soussa was appointed as a director and named Chairman of the Board of Directors. In addition, 11 days after filing this Information Statement with the U.S. Securities and Exchange Commission (the “SEC”) and mailing it to the stockholders of the Company as of the Record Date, each of the Director Designees will become a director of the Company.

To the best of the Company’s knowledge, except as set forth in the section under the heading, “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” beginning on page 9 of this Information Statement, none of the Director Designees is currently a director of, or holds any position with the Company or has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the designees has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

DIRECTORS AND EXECUTIVE OFFICERS

Immediately prior to the Second Closing, the Company’s Board of Directors consisted of five directors. At the Second Closing, four of the five directors resigned and Andre Soussa was appointed to the Company’s Board of Directors as its Chairman. In addition, 11 days after filing this Information Statement with the SEC and mailing this Information Statement to the stockholders of the Company as of the Record Date, each of the Director Designees will become a director of the Company.

The Board of Directors appointed Andre Soussa as Chief Executive Officer, effective as of the Second Closing. Also effective at the Second Closing, Mr. McMahon resigned from all of the offices that he holds with the Company other than as President, Chief Financial Officer and Secretary.

The following table lists the individuals who served as officers or directors of the Company immediately prior to the Second Closing.

Name	Age	Position(s) with the Company
Directors and Officers Immediately Before the Second Closing(1)
Richard E. Gerzof	61	Chairman of the Board of Directors
Elliot H. Goldberg	66	Director
William H. Wood	64	Director
Matthew Dollinger	62	Director
William L. McMahon	54	Director, Interim President and Chief Executive Officer, Chief Financial Officer and Secretary

The following table lists the individuals who will serve as directors or officers of the Company after the SC 14f-1 Compliance Date.

Directors and Officers After the SC 14f-1 Compliance Date(2)
Andre Soussa	47	Chairman of the Board of Directors and Chief Executive Officer
Richard E. Gerzof	61	Director
Robert W. Nader	49	Director
David Crompton	42	Director
Steven H. Crisp	51	Director
William McMahon	54	President, Chief Financial Officer and Secretary

_________________

(1)

The Company’s Board of Directors is divided into three classes. Immediately prior to the Second Closing, the Board of Directors was composed of two Class I directors, Mr. Gerzof and Mr. Wood, two Class II directors, Mr. McMahon and Mr. Dollinger, and one Class III director, Mr. Goldberg. The terms of the Class I, Class II and Class III directors expire on the dates of the 2008, 2009 and 2010 annual meetings, respectively. At each annual meeting, successors to the class of directors whose term expires at that annual meeting are elected for a three-year term. Officers are elected annually at the discretion of the Board of Directors and serve at the discretion of the Board of Directors.

(2)

Immediately after the SC 14f-1 Compliance Date, the Board of Directors will be composed of two Class I directors, Mr. Gerzof and Mr. Nader, two Class II directors, Mr. Crompton and Mr. Crisp and one Class III director, Mr. Soussa. The terms of the Class I, Class II and Class III directors will expire on the dates of the 2008, 2009 and 2010 annual meetings, respectively. At each annual meeting, successors to the class of directors whose term expires at that annual meeting are elected for a three-year term. Officers are elected annually at the discretion of the Board of Directors and serve at the discretion of the Board of Directors.

Directors and Officers After the SC 14f-1 Compliance Date

Andre Soussa has been the Chairman of the Board of Directors of the Company and Chief Executive Officer of the Company since February 5, 2008 and Chief Executive Officer of GP Australia since 1997. He also founded Ecash Pty Ltd, an Australian payment device company in 2000. Mr. Soussa is an Australian national who has spent many years prior to GP Australia in senior executive roles in multinational high technology organizations. He has spent many years in sales, marketing and product development in markets such as gaming, communications, and electronic media. Mr. Soussa has an extensive entrepreneurial business outlook with specialties including executive management, corporate strategic planning, and product strategic planning. He holds a Bachelors degree in Electronics Engineering.

Richard E. Gerzof has been a director of the Company since its inception in 1988 and formerly was the Chairman of the Board of Directors of the Company from March 2004 to February 2008 and Vice Chairman of the Board of Directors from May 2003 to March 2004. Mr. Gerzof has been a partner of Sun Harbor Manor, a nursing home, since 1974. He has also been a licensed real estate broker since 1982 and was a partner or principal in Sonom Realty Co., a property management and construction firm, from 1974 through 1992. He has also been a partner in the Frank’s Steaks Restaurant chain since 1993.

David Crompton has been a member of the law firm Church & Grace in Australia since 1999 and has 19 years experience as a lawyer in private practice. He is admitted to practice law in the Courts of the three Australian states. He is engaged primarily in commercial, corporate and compliance and finance law, both advising in transactions and undertaking litigation. His clients include public companies from the commercial, trading, manufacturing and importation and distribution sectors, financial services companies and fiduciaries, bankruptcy trustees and international companies. He has previously been a tutor in commercial law at the University of Technology, Sydney. He holds the degrees of Bachelor of Economics (accounting and finance), Bachelor of Laws and Master of Laws and a post-graduate Diploma of Applied Finance and Investment. He is a member of The Law Society of New South Wales and a Senior Associate of the Financial Services Institute of Australasia.

Steven H. Crisp, an Australian national, has extensive management experience in senior leadership positions with large internationally recognized global information and communications technology organizations. For the past five years, he has held the role of Senior Vice President and Chief Operating Officer of Getronics Asia Pacific Japan. He also sits on multiple company and joint venture boards across Asia Pacific and Japan. He has a Bachelor of Business from Curtin University and is a qualified CPA. He holds an Executive MBA (with distinction) from the Australian Graduate School of Management. His specialties include international business development and management, distressed business recoveries and the strategic planning for startup operations.

Robert W. Nader since April 2005 has been President/Chief Operating Officer and Director for Caribbean CAGE, LLC a route operator for gaming technology in the Caribbean. From October 2001 to January 2005, he was President of United Coin Machine Co., a $200,000,000 provider of route operations for the gaming market. From 1995 to

2001, he was Senior Vice President Sales/Business Development for the Company. He has a Master of Business Administration from the Peter F. Drucker Graduate Management Center and a Bachelor of Science in Engineering from the University of Nevada, Las Vegas.

William L. McMahon has been President of the Company since June 1, 2007 and Secretary and Chief Financial Officer of the Company since April 17, 2006. He was the Company’s Interim President and Chief Executive Officer from June 2007 to February 2008. From October 2001 until April 16, 2006 Mr. McMahon was Senior Vice President of Buccino & Associates, Inc. a national turnaround consulting firm. From September 2000 to October 2001, Mr. McMahon served as Chief Financial Officer of Bobby Allison Wireless, a publicly traded retailing operation. Mr. McMahon was Chief Financial Officer of Serengeti Eyewear, Inc., from June 1998 to September 2000. From December 1992 to June 1998, Mr. McMahon was Director of Development for Uniroyal Technology Corporation, a manufacturer of specialty plastics and acrylics. From June 1984 to December 1992, Mr. McMahon was Vice President of Buccino & Associates, Inc. a national turnaround firm. Mr. McMahon received a Bachelor of Science in Commerce and Accounting from DePaul University in Chicago, Illinois in 1974.

LEGAL PROCEEDINGS

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for Andre Soussa and certain affiliates thereof (including GP Australia and Exfair), none of the Company’s directors or officers, nor any of the Director Designees, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since October 1, 2007 or in any presently proposed transaction which, in either case, has affected, or will materially affect the Company. None of the Company’s directors or officers, nor any Director Designee is indebted to the Company.

Andre Soussa, Chairman of the Board of Directors and the Chief Executive Officer of the Company, is also an executive officer and the controlling shareholder of Exfair and GP Australia. GP Australia is the Company’s Australian distributor and the largest customer of the Company. As discussed above, the Company (i) issued to GP Australia a one-year secured term note in the principal amount of $440,000 that bears interest at a rate equal to the prime rate plus 3.0% (provided, that the interest rate shall not be less than 9.0%) and is secured by all the assets of the Company, and (ii) issued to Exfair (A) the Convertible Note in the principal amount of $400,000 to Exfair, and (B) the Warrant to purchase 5,784,849 shares of Common Stock of the Company at an exercise price of $0.28 per share.

At the First Closing, the Company entered into a Technology License Agreement with GP Australia, pursuant to which the Company has agreed to grant a license to GP Australia to utilize certain databases and proprietary operating systems if the Company is unable or willing to continue to provide support for such databases and operating systems of the Company, and the parties thereto further agreed that if the Company commences bankruptcy proceedings, then the Company would permit GP Australia to duplicate any of the Company’s intellectual property as of the commencement of such bankruptcy proceedings. GP Australia and the Company also agreed to make certain technical amendments to the Distribution Agreement dated September 1, 2006.

Additionally, the Company entered into a Voting Agreement with Exfair and certain then director-stockholders of the Company, wherein such stockholders agreed to vote in favor of (i) the election of certain persons to the Board of Directors of the Company and (ii) an amendment to Company’s Certificate of Incorporation establishing a class of Preferred Stock (as discussed above).

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

Audit Committee

Our Board of Directors had a separate Audit Committee. As of February 4, 2008 the Audit Committee was composed of Elliot Goldberg, Chairman and its financial expert, Richard Gerzof and Matthew Dollinger, each of whom were independent directors as defined in Rule 10A-3 of the Securities Exchange Act of 1934. The Board of Directors had determined that Mr. Goldberg meets the standards of an audit committee “financial expert” as defined by the Sarbanes Oxley Act of 2002. During fiscal year 2007, this committee held four meetings (once per fiscal quarter). Since February 5, 2008 the Board of Directors has acted as the Audit Committee. The Company anticipates that when David Crompton, Steven H. Crisp and Robert W. Nader join the Board of Directors, the Company’s Audit Committee will be reconstituted. The specific functions and responsibilities of the Audit Committee are set forth in the written charter of the Audit Committee adopted by the Board of Directors, attached hereto as Appendix A.

Compensation Committee

During the 2007 fiscal year the Board of Directors had a standing Compensation Committee. This committee reviewed and approved the compensation, bonus, and stock option grants of all officers of the Company, reviewed guidelines for compensation, bonus, and stock option grants for non-officer employees and had authority and control over the administration of the Company’s stock option plans. During the 2007 fiscal year this committee consisted of Richard E. Gerzof, Elliot H. Goldberg and Matthew Dollinger. During fiscal year 2007, this committee held four meetings (once per fiscal quarter). Since February 5, 2008 the Board of Directors has acted as the Company’s Compensation Committee. The Company anticipates that when Messrs. Crompton, Crisp and Nader join the Board of Directors, the Compensation Committee will be reconstituted. The Compensation Committee does not have a charter at this time.

Nominating Committee

During the 2007 fiscal year the Company had a standing Nominating Committee that considered nominees for director recommended by stockholders of the Company, and it consisted of Richard E. Gerzof, Elliot H. Goldberg, Matthew Dollinger and William H. Wood. During fiscal year 2007, this committee held three meetings. The Nominating Committee considered nominees for director recommended by stockholders of the Company. The Company anticipates that when Messrs. Crompton, Crisp and Nader join the Board of Directors, the Nominating Committee will be reconstituted. The specific functions and responsibilities of the Nominating Committee are set forth in the written charter of the Nominating Committee adopted by the Board of Directors, attached hereto as Appendix B.

Director Nominations

The Board of Directors does not specify formal minimum qualifications that must be met by a nominee for director; provided, however, that a nominee to the Board of Directors must have such experience in business or financial matters as would make such nominee an asset to the Board of Directors and may, under certain circumstances, be required to be “independent”, as such term is defined in the NASDAQ Marketplace Rules and applicable of SEC regulations. The Nominating Committee will evaluate a potential nominee by personal interview, such interview is to be conducted by one or more of the Nominating Committee members, and/or any other method the Nominating Committee deems appropriate, which may, but need not, includes a questionnaire. The Board of Directors need not engage in an evaluation process unless (i) there is a vacancy on the Board of Directors, (ii) a director is not standing for re-election, or (iii) the Nominating Committee does not intend to recommend the nomination of a sitting director for re-election. Nor does the Board of Directors have a formalized process for identifying and evaluating nominees for director. Stockholders should send nominations and a short biography of the nominee to Global Payment Technologies, Inc., 170 Wilbur Place, Bohemia, and New York 11716, addressed to the Board of Directors or any member or members of the Board of Directors.

There have been no changes to the procedures by which stockholders may recommend nominees to the Company’s Board of Directors since October 1, 2007.

During fiscal year 2007, the Company’s Board of Directors held 11 meetings. The Company does not have a formal policy with regard to its Board of Directors members’ attendance at annual meetings of stockholders; provided, however, continued lack of attendance at annual meetings without a valid excuse will be considered by the independent members of the Board of Directors when determining those board members who will be recommended to the Board of Directors for re-election. All of the directors attended the last annual meeting of stockholders held on April 25, 2007.

Stockholders may communicate directly with the Board of Directors by sending communications to Board of Directors of Global Payment Technologies, Inc., c/o Global Payment Technologies, Inc., 170 Wilbur Place, Bohemia, and New York 11716.

EXECUTIVE COMPENSATION

General Philosophy and Objectives

Our executive compensation policies are intended to attract, motivate and retain key executives of superior ability. Our main objectives are to reward individuals for their contributions to our performance and provide them with a stake in our long-term success.

Compensation Process

The Compensation Committee of the Board of Directors is responsible for developing and making recommendations to the Board of Directors with respect to the Company’s executive compensation policies. In addition, the Compensation Committee determines the compensation to be paid to the Chief Executive Officer and each of the other executive officers of the Company. During fiscal 2007, the Compensation Committee was comprised of Messrs. Gerzof, Goldberg and Dollinger, all of whom were non-employee directors.

The objectives of the Company’s executive compensation program are to:

*	Support the achievement of desired Company performance; and
*	Provide compensation that will attract and retain superior talent and reward performance.

The executive compensation program provides an overall level of compensation opportunity that is competitive within the manufacturing industry on Long Island, as well as with a broader group of companies of comparable size and complexity.

Elements of Compensation

The Company’s executive officer compensation program is comprised of base salary, annual cash incentive compensation, long-term incentive compensation in the form of stock options and various benefits, including medical and 401(k) plans generally available to employees of the Company. William McMahon’s and Stephen Nevitt’s base salary and stock option grants were defined by previous employment agreements. Both agreements have expired.

Base Salary

Base salary levels for the Company’s executive officers are competitively set relative to companies in the manufacturing industry on Long Island, as well as with a broader group of companies of comparable size and complexity. In determining salaries, the Compensation Committee also takes into account individual experience and performance and specific issues particular to the Company.

Stock Option Program

The stock option program is the Company’s long-term incentive plan for providing an incentive to key employees (including directors and officers who are key employees), consultants, and directors who are not employees of the Company.

The 2000 and 2006 Stock Option Plans authorize the Compensation Committee to award key executives stock options. Options granted under the plans may be granted containing terms determined by the Committee, including exercise period and price; provided, however, that the plans require that the exercise price may not be less than the fair market value of the Common Stock on the date of the grant and the exercise period may not exceed ten years, subject to certain other limitations.

Bonus

Based upon recommendations of the Compensation Committee, the Company may provide to certain executive officers bonuses based on their performance and the performance of the Company. In view of the Company’s results, no bonuses were awarded to named executive officers during the last three fiscal years.

Benefits

The Company provides to executive officers medical and 401(k) plan benefits that generally are available to Company employees. The amount of perquisites provided to each named executive officer, as determined in accordance with the rules of the Securities and Exchange Commission relating to executive compensation, did not exceed 10% of salary for fiscal 2007.

Certain Accounting and Tax considerations.

The Company is aware that base salary, cash bonuses, stock-based awards, and other elements of the Company’s compensation programs generate charges to earnings under generally accepted accounting principles (including as provided in Statement of Financial Accounting Standards No. 123R). The Company does not generally adjust compensation components based on accounting factors.

Report of Compensation Committee

The members of the Compensation Committee have reviewed and discussed the Compensation Discussion and Analysis section of the Annual Report on Form 10-K filed on January 23, 2008 (as amended by subsequent filings on January 25, 2008 and February 26, 2008) with management. Based on such review and discussion, the members of the Compensation Committee each as of February 4, 2008 recommended that the Compensation Discussion and Analysis section be included in the Company’s Annual Report on Form 10-K.

Compensation Committee:
Richard E. Gerzof
Elliot H. Goldberg
Matthew Dollinger

Summary Compensation Table

The following table sets forth information concerning compensation, paid or accrued, for the Named Executive Officers (as said term is defined in Item 402 of Regulation S-K) for services in all capacities to the Company during fiscal year 2007.

	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Steve Nevitt President and Chief Executive Officer (1)	2007	$ 213,258	$ —	$ —	$147,443	—	$ —	$ —	$360,701

William McMahon Vice President and Chief Financial Officer(1)	2007	$ 200,000	$ —	$ —	$82,384	—	$ —	$ —	$282,384

(1) Stephen H. Nevitt resigned as President and Chief Executive Officer, effective June 1, 2007, and Mr. McMahon replaced Mr. Nevitt as Interim President and Chief Executive Officer. Mr. McMahon had been Vice President, Chief Financial Officer and Secretary of the Company since April 17, 2006.

Aggregated Option Exercises in Fiscal Year 2007 and Year-End Option Values

The following table sets forth information with respect to the Outstanding Equity Awards as of September 30, 2007 for the Named Executive Officers.

	Option Awards						Stock Awards
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($/Share)	Option Expiration Date	Number of Shares or Units or Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

William McMahon	04/17/2006	83,333	166,667		$1.90	04/16/2013	—	—	—	—

There were no option exercises by named executive officers or vesting of stock held by them during the fiscal year ended September 30, 2007.

Employment Agreements

On February 5, 2008, the Company entered into a two-year employment agreement with Andre Soussa for Mr. Soussa to serve as the Company’s Chief Executive Officer. Mr. Soussa’s base salary is $300,000 per annum. Mr. Soussa has agreed (if requested by the Company) to receive payment of his base salary in the following manner: (i) months one through six of the employment period - monthly salary payment at half the applicable rate; and (ii) months 18 through 24 of the employment term – monthly salary payment equal to double the applicable rate. Mr. Soussa was awarded options to purchase 500,000 shares of Company’s Common Stock, par value $.01 per share, at an exercise price of $.20, pursuant to the terms of the Company’s 2006 Stock Option Plan. Mr. Soussa is entitled to participate in all employee pension and welfare benefit plans and programs which are from time to time made available to similarly situated employees of the Company.

If Mr. Soussa voluntarily terminates employment due to a sale of the Company, Mr. Soussa will be paid the base salary he is owed for the balance of his employment period (the “Separation Period”). Mr. Soussa will be eligible for continued welfare benefits (to be paid by the Company) during the Separation Period or until he obtains new employment, whichever occurs first. Additionally, Mr. Soussa may voluntarily terminate employment in the event that during the first 18 months of his employment with the Company persons designated by Exfair Pty Ltd cease to comprise a majority in number of the Company’s board of directors as a result of action taken by any party other than Exfair Pty Ltd or Mr. Soussa and he will be paid 50% of his base salary owed for the balance of his employment period and be eligible for welfare benefits (to be paid by the Company). In the event that a merger, acquisition, sale, transfer or other disposition of the Company results in Mr. Soussa’s loss of employment with the Company, the Company will have no obligation to Mr. Soussa if Mr. Soussa either (i) is offered employment at the same base salary and on substantially similar terms with similar duties and responsibilities by a successor organization or (ii) accepts employment by a successor organization at any salary. During the Separation Period, Mr. Soussa shall have the right to exercise options which by their terms are then still exercisable subject to the terms and overall administration of applicable plans and awards. For options held by Mr. Soussa which will not have become vested or exercisable on or before the end of the Separation Period, they will be, in accordance with their terms, canceled and terminated and all eligibility for payments pursuant thereto will cease at the end of the Separation Period.

On February 5, 2008, the Company entered into a two-year employment agreement with William McMahon for Mr. McMahon to serve as the Company’s President and Chief Financial Officer. Mr. McMahon’s base salary is $200,000 per annum. Mr. McMahon was awarded options to purchase 250,000 shares of Company’s Common Stock, par value $.01 per share, at an exercise price of $.20, pursuant to the Company’s 2006 Stock Option Plan. Mr. McMahon is entitled to participate in all employee pension and welfare benefit plans and programs which are from time to time made available to similarly situated employees of the Company.

If Mr. McMahon voluntarily terminates employment due to a sale of the Company, Mr. McMahon will be paid the base salary he is owed for the balance of his employment period (the “WM Separation Period”). Mr. McMahon will be eligible for continued welfare benefits (to be paid by the Company) during the WM Separation Period or until he obtains new employment, whichever occurs first. In the event that a merger, acquisition, sale, transfer or other disposition of the Company results in Mr. McMahon’s loss of employment with the Company, the Company will have no obligation to Mr. McMahon if Mr. McMahon either (i) is offered employment at the same base salary and on substantially similar terms with similar duties and responsibilities by a successor organization or (ii) accepts employment by a successor organization at any salary. During the WM Separation Period, Mr. McMahon shall have the right to exercise options which by their terms are then still exercisable subject to the terms and overall administration of applicable plans and awards. For options held by Mr. McMahon which will not have become vested or exercisable on or before the end of the WM Separation Period, they will be, in accordance with their terms, canceled and terminated and all eligibility for payments pursuant thereto will cease at the end of the WM Separation Period.

DIRECTOR COMPENSATION

Each non-employee director is entitled to receive the following:

Annual Board retainer:	$12,000
Annual Audit Committee Chairman fee:	$4,000
Annual Compensation Committee Chairman fee:	$1,000
Board meeting fee:	$1,000
Committee meeting fee	$500

Each non-employee director may elect to receive stock options in lieu of cash compensation. Employee directors do not receive director fees.

The following chart summarizes the stock options granted and cash compensation paid to non-employee directors for services rendered as directors during the 2007 fiscal year pursuant to the preceding table and their respective elections:

Name of Director	Options Awards ($) (1)	Cash Compensation
Richard E. Gerzof	10,996	$0
William H. Wood	760	$4,000
Elliot H. Goldberg	1,732	$5,650
Matthew Dollinger	9,144	$0

(1) Represents the impact of SFAS No. 123R on previously rewarded options.

The Board of Directors on January 22, 2008 awarded Richard Gerzof, Chairman of the Board of the Company, immediately exercisable options to purchase 250,000 shares of Common Stock of the Company at an exercise price of $0.20 per share, the fair market value as of the date of grant. The Board of Directors also awarded Elliott Goldberg, Matthew Dollinger and William Wood, directors, immediately exercisable options to purchase 103,500, 18,500 and 3,500 shares of Common Stock, respectively, at the exercise price of $0.20 per share, the fair market value as of the date of grant. The Board of Directors also amended the previously granted stock options of Messrs Gerzof, Goldberg, Dollinger and Woods to eliminate the requirement that options must be exercised, to the extent they were exercisable, within a three month period following the date of termination of employment or directorship, even if by disability or death.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. To the Company’s knowledge, based solely on a review of copies of such reports furnished to the Company during and/or with respect to fiscal year 2007, the Company believes that there were no late or delinquent filings other than William Wood’s Form 4 filing on February 13, 2007 with respect to the sale of shares of the Company’s Common Stock on or about February 8, 2007.

Appendix A

GLOBAL PAYMENT TECHNOLOGIES, INC.

Audit Committee Charter

As Amended and Restated on

March 8, 2006

ARTICLE I

PURPOSES

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Global Payment Technologies, Inc. (the “Company”) is to evaluate:

•	the integrity of the Company’s financial statements;
•	the Company’s compliance with legal and regulatory requirements;
•	the independent auditors’ qualifications and independence; and
•	the performance of the independent auditors.

The Committee shall also have the responsibility for the Committee’s report, made pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be included in the Company’s annual proxy statement.

ARTICLE II

COMPOSITION OF THE COMMITTEE

Section 1. Number. The Committee shall consist of no fewer than three members of the Board.

Section 2. Qualifications. Each Committee member shall have all of the following qualifications:

A. Each Committee member shall meet the independence criteria of the Nasdaq Marketplace rules, except as permitted by the Nasdaq Marketplace rules.

B. Each Committee member shall be financially literate or shall become financially literate within a reasonable period of time after his or her appointment to the Committee. Unless otherwise determined by the Board of Directors, at least one member of the Committee shall have accounting or related financial management expertise sufficient to meet the criteria of an audit committee financial expert as defined in Item 401(h) of SEC Regulation S-K. The Board shall determine, in its business judgment, whether at least one member has sufficient accounting or related financial management expertise to meet the audit committee financial expert criteria. The designation or identification of a person as an audit committee financial expert shall not (1) impose on such person any duties, obligations or liability greater than the duties, obligations and liability imposed on such person as a member of the Committee and the Board in the absence of such designation or identification, or (2) affect the duties, obligations or liability of any other member of the Committee or the Board.

C. No Committee member shall simultaneously serve on the audit committee of more than three public companies (including the Company) unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee.

Section 3. Appointment and Removal. The Board shall appoint Committee members and appoint a Committee Chairman from among those members. Each Committee member shall serve at the pleasure of the Board for such term as the Board may decide or until such Committee member is no longer a member of the Board.

ARTICLE III

DUTIES OF THE COMMITTEE

The Committee is responsible for overseeing the Company’s financial reporting process. The Company’s management is responsible for the preparation, presentation and integrity of the Company’s financial statements and for the appropriateness of the accounting and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company’s financial statements and for reviewing the Company’s interim financial statements. The independent auditors are ultimately accountable to the Committee, as representatives of the Company’s stockholders. As used in this Charter, the term “independent auditor” means any independent auditor, including one constituting a “registered public accounting firm” (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002 (“SOX”)), engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company.

ARTICLE IV

RESPONSIBILITIES OF THE COMMITTEE

Section 1. Retain the Independent Auditors. The Committee shall directly (1) appoint, retain, terminate and determine the compensation of and oversee the work of the independent auditors, (2) oversee the resolution of disagreements between the Company’s management and the independent auditors, (3) reprove all audit services provided by the independent auditors, and (4) reprove any non-audit services with the independent auditors, subject to the de minimums exception contained in Section 10A of the Exchange Act. The Committee may delegate the authority to grant preapprovals and approvals required by Section 10A of the Exchange Act for services provided by independent auditors to one or more independent members of the Committee, subject to the delegated member or members reporting any such pre-approvals to the Committee at its next scheduled meeting.

Section 2. Review and Discuss the Independent Auditors’ Quality Control. The Committee shall, at least annually, receive from the Company’s independent auditors (1) a copy of the most recent internal quality control review, or peer review, of the firm, (2) a summary of any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and (3) a summary of any steps taken to deal with any such issues.

Section 3. Review and Discuss the Independence of the Auditors. In connection with the retention of the Company’s independent auditors, the Committee shall, at least annually, review and discuss the information provided by management and the independent auditors relating to the independence of the audit firm, including, among other things, information related to the non-audit services provided and expected to be provided by the independent auditors, rotation of lead and concurring audit partners and restrictions on hiring of employees or partners of the independent auditors. The Committee shall be responsible for (1) ensuring that the independent auditors submit at least annually to the Committee a formal written statement delineating all relationships between the independent auditors and the Company consistent with applicable independence standards, (2) actively engaging in a dialogue with the auditors with respect to any disclosed relationship or service that may impact the objectivity and independence of the auditors, and (3) taking appropriate action in response to the auditors’ report to satisfy itself of the auditors’ independence.

Section 4. Review and Discuss the Audit Plan. The Committee shall review and discuss with the independent auditors the plans for, and the scope of, the annual audit and other examinations, including the adequacy of staffing and compensation.

Section 5. Review and Discuss Conduct of the Audit. The Committee shall review and discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, as well as any audit problems or difficulties and management’s response, including (1) any restriction on audit scope or on access to requested information, (2) any significant disagreements with management, and (3) significant issues discussed with the independent auditors’ national office. The Committee shall decide all unresolved disagreements between management and the independent auditors regarding financial reporting.

Section 6. Review and Discuss Financial Statements and Disclosures. The Committee shall review and discuss with appropriate officers of the Company and the independent auditors the annual audited and quarterly financial statements of the Company, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the disclosures regarding internal controls and other matters required to be reported to the Committee by Section 302 of SOX and all rules promulgated thereunder by the Securities and Exchange Commission (“SEC”).

Section 7. Review and Discuss Financial Press Releases. The Committee shall review and discuss earnings and other financial press releases (including any use of “pro forma” or “adjusted” non-GAAP (as defined below) information), as well as financial information and earnings guidance provided to analysts and rating agencies (which review may occur before or after issuance and, as appropriate, may include a review of the types or substance of information to be disclosed and the form of presentation to be made). The Committee may delegate its responsibilities pursuant to this section to a member of the Committee.

Section 8. Review and Discuss the Systems of Internal Accounting Controls. The Committee shall review and discuss with the independent auditors and, if and to the extent deemed appropriate by the Committee Chairman, members of their respective staffs or representatives of any person or entity to which the internal audit function has been outsourced the adequacy of the Company’s internal accounting controls, the Company’s financial, auditing and accounting organizations and personnel, and the Company’s policies and compliance procedures with respect to business practices which shall include the disclosures regarding internal controls and matters required to be reported to the Committee by Section 302 of SOX and all rules promulgated thereunder by the SEC.

Section 9. Review and Discuss the Audit Results. The Committee shall review and discuss with the independent auditors (1) the report of their annual audit, or proposed report of their annual audit, (2) the accompanying management letter, if any, (3) the reports of their reviews of the Company’s interim financial statements conducted in accordance with Statement on Auditing Standards No. 71, and (4) the reports of the results of such other examinations outside of the course of the independent auditors’ normal audit procedures that the independent auditors may from time to time undertake. The foregoing shall include the reports required by Section 204 of SOX and, as appropriate, (1) a review of major issues regarding (a) accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles and (b) the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies, (2) a review of analyses prepared by management or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative generally accepted accounting principles (“GAAP”) methods on the financial statements, and (3) a review of the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

Section 10. Discuss Risk Management Policies. The Committee shall discuss policies with respect to risk assessment and risk management to assess and manage the Company’s exposure to risk, including the Company’s major financial risk exposures and the steps management has taken to monitor and control these exposures.

Section 11. Obtain Reports Regarding Conformity with Legal Requirements and the Company’s Code of Business Conduct and Ethics. The Committee shall periodically obtain reports from the Company’s management and the independent auditor that the Company and its subsidiary/foreign-affiliated entities are in conformity with applicable legal requirements and the Company’s Code of Business Conduct and Ethics or any Company plan, program or policy relating to business conduct or ethics without regard to its formal title (“Ethics Code”). The Committee shall review affiliated party transactions. The Committee shall advise the Board with respect to the Company’s policies and procedures regarding compliance with applicable laws and regulations and with the Company’s Ethics Code.

Section 12. Establish Procedures for Complaints Regarding Financial Statements or Accounting Policies. The Committee shall establish procedures for (1) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (2) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. The Committee shall discuss with management and the independent auditors any correspondence with regulators or governmental agencies and any complaints or concerns regarding the Company’s financial statements or accounting policies.

Section 13. Review and Discuss Other Matters. The Committee shall review and discuss with management or the independent auditors such other matters that relate to the accounting, auditing and financial reporting practices and procedures of the Company as the Committee may, in its own discretion, deem desirable in connection with the review functions described above.

Section 14. Make Board Reports. The Committee shall report its activities to the Board in such manner and at such times, but at least annually, as the Committee or the Board deems appropriate. Such report shall include the Committee’s conclusions with respect to its evaluation of the independent auditors.

Section 15. Other Duties. The Committee shall perform any other duties or responsibilities delegated to the Committee by the Board from time to time, including a review of officers’ expense accounts and perquisites, including their use of corporate assets.

ARTICLE V

MEETINGS OF THE COMMITTEE

The Committee shall meet in person or telephonically at least quarterly, or more frequently as it may determine necessary, to comply with its responsibilities as set forth herein. The Committee Chairman shall, in consultation with the other members of the Committee, the Company’s independent auditors and the appropriate officers of the Company, be responsible for calling meetings of the Committee, establishing an agenda therefor and supervising the conduct thereof. Any Committee member may submit items to be included on the agenda. Committee members may also raise subjects that are not on the agenda at any meeting. The Committee Chairman or a majority of the Committee members may call a meeting of the Committee at any time. A majority of the number of Committee members shall constitute a quorum for conducting business at a meeting of the Committee. The act of a majority of Committee members present at a Committee meeting at which a quorum is in attendance shall be the act of the Committee, unless a greater number is required by law, the Company’s certificate of incorporation or bylaws, or this Charter.

The Committee may request any officer or employee of the Company or the Company’s outside legal counsel or independent auditors to attend a meeting of the Committee or to meet with any member of, or consultant or expert retained by, the Committee. The Committee shall meet with the Company’s management and the independent auditors periodically in separate private sessions to discuss any matter that the Committee believes should be discussed privately.

ARTICLE VI

RESOURCES AND AUTHORITY OF THE COMMITTEE

The Committee shall have the resources and authority appropriate, in the Committee’s discretion, to discharge its responsibilities and carry out its duties as required by law, including access to all books, records, facilities and personnel of the Company and the authority to engage outside auditors for special audits, reviews and other procedures and to engage independent counsel and other advisors, experts or consultants. In addition, by adoption of this Charter, the Board authorizes funding for the Committee appropriate, in the Committee’s discretion, for the discharge of the Committee’s functions and responsibilities.

ARTICLE VII

AUDIT COMMITTEE REPORT

The Committee, with the assistance of management, the independent auditors and outside legal counsel, shall prepare the audit committee report to be included in the Company’s proxy statement relating to the Company’s annual meeting of stockholders.

ARTICLE VIII

REVIEW OF CHARTER

The Committee shall periodically conduct a review and reassessment of the adequacy of this Charter, and recommend any changes to the Board. The Committee shall conduct this charter review and reassessment in such manner as the Committee, in its business judgment, deems appropriate.

Appendix B

GLOBAL PAYMENT TECHNOLOGIES, INC.

NOMINATING COMMITTEE CHARTER

Purpose

The function of the Nominating Committee (the “Committee”) is to (i) identify individuals qualified to become board members and to recommend individuals for the Board of Directors to elect as directors or nominate for election as directors at the next annual meeting of stockholders, and (ii) recommend board members to the Board of Directors for inclusion on committees of the Board of Directors.

Composition

The Committee shall consist of two or more members of the Board of Directors, each of whom is determined by the Board of Directors to be “independent” as such term is defined in the Nasdaq Marketplace Rules and applicable SEC regulations.

Appointment and Removal

Each member of the Committee shall be appointed by the Board of Directors and shall serve until such member’s successor is duly elected and qualified or until such member’s earlier resignation or removal. Any member of the Committee may be removed, with or without cause, by a majority vote of the Board of Directors.

Chairperson

A Chairperson may be elected by the full Board of Directors, or, if not elected by the full Board of Directors, the members of the Committee may designate a Chairperson by majority vote of the full Committee membership. The Chairperson, if one is elected, will chair all regular sessions of the Committee and set the agendas for Committee meetings.

Meetings

The Committee shall meet as frequently as circumstances require. The Chairman of the Board or any member of the Committee may call meetings of the Committee. The Committee may invite to its meetings any director, member of management of the Company, and such other persons as it deems appropriate in order to carry out its responsibilities.

Duties and Responsibilities

The Committee shall have the following duties and responsibilities:

o

Establish criteria for the selection of new directors to serve on the Board of Directors, taking into account at a minimum all applicable laws, rules, regulations and listing standards, a potential candidate’s experience, areas of expertise and any other factors the members of the Nominating Committee deem appropriate.

o

Identify individuals believed to be qualified as candidates to serve on the Board of Directors and recommend that the Board of Directors elect such candidates or nominate such candidates for election by the stockholders at an annual or special meeting.

o	Recommend to the Board of Directors those individuals believed to be qualified to serve on committees of the Board of Directors.
o	Perform any other activities consistent with this Charter, the Company’s By-laws and governing law as the Committee or the Board of Directors deem appropriate.

Qualifications of Candidates

A nominee to the Board of Directors must have such experience in business or financial matters as would make such nominee an asset to the Board of Directors and may, under certain circumstances, be required to be “independent”, as such term is defined in the Nasdaq Marketplace Rules and applicable SEC regulations.

Process for Identifying and Evaluating Nominees for Directors

The Nominating Committee will accept recommendations for potential nominees for director from stockholders, directors, officers or employees of the Company. Anyone wishing to recommend an individual for the Board of Directors should forward the name, address and biographical information of a potential nominee to Board of Directors of Global Payment Technologies, 425B Oser Avenue, Hauppauge, New York 11788. The Nominating Committee will evaluate a potential nominee by personal interview, such interview to be conducted by one or more members of the Nominating Committee, and/or any other method the Nominating Committee deems appropriate, which may, but need not, include a questionnaire. The Nominating Committee may solicit or receive information concerning potential nominees from any source it deems appropriate. The Nominating Committee need not engage in an evaluation process unless (i) there is a vacancy on the Board of Directors, (ii) a director is not standing for re-election, or (iii) the Nominating Committee does not intend to recommend the nomination of a sitting director for re-election.

The Board of Directors encourages all of its members to attend the Company’s annual meeting so that each director may listen to any concerns that stockholders may have that are raised at an annual meeting. Continued lack of attendance at annual meetings without a valid excuse will be considered by the Nominating Committee when determining those board members who will be recommended to the Board of Directors for re-election.

Stockholder Communications

The Board of Directors of the Company encourages the Company’s stockholders to send any concerns or comments they might have relating to the Board of Directors at the address indicated above.

Advisors

The Committee shall have the authority to retain a search firm to assist in identifying director candidates, and retain outside counsel and other advisors as the Committee may deem appropriate in its sole discretion. The fees incurred for such services shall be paid for by the Company.

Reports and Performance Review

The Committee shall report its actions and any recommendations to the Board of Directors after each Committee meeting. The Committee shall review the adequacy of this Charter from time to time and recommend any proposed changes to the Board of Directors for approval.

Adopted by Resolution of the Board of Directors March 10, 2005